SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

SOURCEFORGE, INC.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of class of securities)

83616W 101

(CUSIP number)

Mark Nelson

275 Long Ranch Road

St. Helena, CA 94574

(707) 738-8941

With a copy to:

Steven Della Rocca, Esq.

David Kurzweil, Esq.

Latham & Watkins

885 Third Avenue

New York, NY 10022-4834

(212) 906-1200

Name, address and telephone number of person authorized to receive notices and communications)

August 4, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 83616W 101	13D	Page 2 of 7

1	NAME OF REPORTING PERSON: Mark Nelson and Dana Johnson, Joint Tenants with the Right of Survivorship
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 3,818,334
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 3,818,334
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,818,334*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.6% (based on the number of shares of Common Stock outstanding as of May 30, 2008)
14	TYPE OF REPORTING PERSON: IN

*	Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mark Nelson and Dana Johnson that they are the beneficial owners of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. 1,818,334 of such shares of common stock are owned by the Cantus Foundation (the “Foundation”), of which Mr. Nelson and Ms. Johnson are directors. The Foundation was created and funded solely by Mr. Nelson and Ms. Johnson. Mr. Nelson and Ms. Johnson have no direct pecuniary interest in the Foundation, but control the investment decisions of the Foundation. 2,000,000 of such shares of common stock are owned by Mithras Capital, LP (the “Partnership”), of which Mark Nelson and Dana Johnson, as trustees of the Mark Nelson and Dana Johnson Revocable Trust dated November 17, 2005, and Janet Pagano are the general partners.

CUSIP No. 83616W 101	13D	Page 3 of 7

1	NAME OF REPORTING PERSON: Mithras Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 2,000,000
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 2,000,000
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.9% (based on the number of shares of Common Stock outstanding as of May 30, 2008)
14	TYPE OF REPORTING PERSON: PN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of SourceForge, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 650 Castro Street, Suite 450, Mountain View, CA 94041.

Item 2. Identity and Background

(a) This Statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Mark Nelson on behalf of Mark Nelson and Dana Johnson and (2) the Partnership. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The agreement among the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit 1. The general partners of the Partnership are Mark Nelson and Dana Johnson, as trustees of the Mark Nelson and Dana Johnson Revocable Trust dated November 17, 2005, and Janet Pagano (the “General Partners”).

(b) The principal address of each of the Reporting Persons and the General Partners is 255 Long Ranch Road, St. Helena, CA 94574.

(c) Mark Nelson’s and the General Partners’ principal occupations are private investors. The Partnership’s principal business is investment in securities.

(d) and (e)

During the last five years, none of the Reporting Persons or General Partners has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mark Nelson, Dana Johnson and Janet Pagano is a United States citizen. The Partnership is a Delaware limited partnership.

Item 3. Source and Amount of Funds or Other Consideration.

Personal funds in the amount of $9,846,504.

Mark Nelson and Dana Johnson transferred an aggregate of 2,000,000 shares of the Common Stock on March 19, 2008 to the Partnership.

Item 4. Purpose of Transaction

The shares of Common Stock purchased by the Reporting Persons have been acquired for investment purposes. The Reporting Persons believe the Common Stock represents an attractive investment opportunity at this time. The Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions, depending on the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions, and other future developments.

The Reporting Persons may seek to influence the management and policies of the Issuer. Mr. Nelson contacted the management of the Issuer to discuss his views concerning the management of the Issuer. The Issuer, however, has to date declined to speak with Mr. Nelson. The Reporting Persons intend to work with the Issuer and its representatives in a constructive fashion to maximize stockholder values. The Reporting Persons, however, reserve the right to take whatever action may be necessary to accomplish this goal.

Except as otherwise indicated in this Item 4, the Reporting Persons have no present plans or proposals with respect to the Issuer that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Foundation owns 1,818,334 shares of Common Stock equivalent to approximately 2.7% of the Common Stock. The Partnership owns 2,000,000 shares of Common Stock equivalent to approximately 2.9% of the Common Stock.

(b) Mark Nelson and Dana Johnson have the sole power to direct the vote of and sole power to direct the disposition of all shares owned by the Foundation and the Partnership.

(c) Other than the transfer by Mark Nelson and Dana Johnson of 2,000,000 shares of the Common Stock on March 19, 2008 to the Partnership, no transactions in the Common Stock were effected by the Reporting Persons, in the open market by individual purchases, during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7. Materials to be Filed as Exhibits

(a) The Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 4, 2008

/s/ Mark Nelson
Mark Nelson

Mithras Capital, LP

By:	Mark Nelson and Dana Johnson, as trustees of the Mark Nelson and Dana Johnson Revocable Trust dated November 17, 2005, as its General Partner

/s/ Mark Nelson
Mark Nelson

/s/ Dana Johnson
Dana Johnson

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D with respect to the beneficial ownership by each of the undersigned of shares of SourceForge, Inc. is filed jointly on behalf of each of the undersigned and that all subsequent amendments to the Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. This joint filing agreement may be included as an exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of such amendments with respect to information concerning such undersigned reporting person, and for the completeness and accuracy of the information concerning such undersigned reporting person, contained therein, but shall not be responsible for the completeness and accuracy concerning the others, except to the extent that such reporting person knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date: August 4, 2008

/s/ Mark Nelson
Mark Nelson

/s/ Dana Johnson
Dana Johnson

Mithras Capital, LP

By:	Mark Nelson and Dana Johnson, as trustees of the Mark Nelson and Dana Johnson Revocable Trust dated November 17, 2005, as its General Partner

/s/ Mark Nelson
Mark Nelson

/s/ Dana Johnson
Dana Johnson